SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) No. 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON NOVEMBER 28, 2008.

VENUE AND TIME: Av. Eusébio Matoso, No. 891, ground floor, in the city of São Paulo, State of São Paulo, at 10:00 am.

PRESIDING BOARD: Israel Vainboim – Chairman Claudia Politanski – Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

PRESENCE: Members of the Board of Directors, of the Audit Committee, of the Board of Officers and legal counsels and financial advisors to the Company.

CALL NOTICE: Published in the State of São Paulo Official Gazette, editions of November 13, 14 and 15 of 2008, on pages 6, 19 and 5, respectively, and in the Valor Econômico newspaper, edition of November 13 of 2008, joint edition of November 14, 15 and 16 of 2008, and edition of November 17, 2008, on pages C5, C11 and C11, respectively.

RESOLUTIONS UNANIMOUSLY APPROVED BY THOSE PRESENT

Pursuant to the terms proposed by the Board of Directors in the meeting held on November 12, 2008:

1. Capitalization of Reserves, Cancelation of Treasury Shares and Amendment of the By - Laws

1.1 It was approved the amendment and ratification of the decision taken in the Shareholders Meeting of the Company, held on July 16, 2008, which approved that the capitalization of funds allocated in the Participation Equalization Reserve, in the amount of R$ 1,744,510,000.00 (one billion, seven hundred and forty four million, five hundred and ten thousand reais), should be accomplished with the issuance of shares. Considering that such issuance of shares has not been implemented yet, it is hereby approved that the increase on the corporate capital shall be effective without such issuance of shares, as per article 169, §1º, of the Rule 6.404/76.

1.1.1 In this sense, the issuance of shares it was cancelled and the capitalization of reserves and the respective increase on the corporate capital from R$ 4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one reais and four cents) to R$ 6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eighty five thousand, six hundred and eighty one reais and four cents) was ratified, as approved on such Shareholders’ Meetings.

1.2 It was approved the cancelation of 48,769,081 (forty eight million, seven hundred and sixty nine thousand and eighty one) preferred shares issued by the Company, which represent the total amount of its own issued shares held in Treasury.

1.3 According to the resolutions 1.1 and 1.2 above, the Article 5th of Unibanco’s By-Laws shall be read as follows:

“Article 5th: The capital stock is R$ 6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eighty five thousand, six hundred and eighty one reais and four cents), divided into 1,594,818,606 (one billion, five hundred and ninety four million, eight hundred and eighteen thousand, six hundred and six) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand, nine hundred and four) are common shares and 1,041,082,702 (one billion, forty one million, eighty two thousand, seven hundred and two) are preferred shares.”

1.4 It was approved the consolidation of the By-Laws, which shall be effective in accordance with the wording given in Annex I attached hereto.

2. Merger of the Shares of the Company

2.1 It was approved the Protocol and Justification of the Merger of Shares (“incorporação de ações”) of the Company (“Protocol and Justification”) executed, on November 12, 2008, between the management bodies of the Company and of Banco Itaú S.A, that has its head office located at the Praça Egydio de Souza Aranha, N. 100 – Torre Itausa and is registered before the Corporate Taxpayers Enrollment (“CNPJ”) under nº 60.701.190/0001 -04 (“Banco Itaú”), which shall be a part of this minute as Annex II. The Protocol and Justification establishes all the terms and conditions of the merger of the shares of the Company, including the exchange rate thereby defined (“Merger of Shares”)

2.2 Further more, the shareholders expressed their approval in what to refers to the nomination (i) by Banco Itaú, of the specialized company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., to proceed with the validation of the economic value of the Company; and (ii) by Banco Itaú and the Company, of the specialized companies Trevisan Auditores e Consultores Ltda. and BDO Trevisan Auditores Independentes to validate, respectively, the methodology and the calculation of the exchange rate of the preferred shares, which was made based on the average market quoted value of the Units (Shares certificates representing, each one, one preferred share of the Company and one preferred share of Unibanco Holdings S.A), on the sessions occurred on the São Paulo Stock Exchange (“Bovespa”), between September 1, 2008 and October 31, 2008. The shareholders also expressed their approval with regards the reports made by the specialized companies mentioned above.

2.3 It was approved the merger, into Banco Itaú, of the shares of the Company that are not at, the moment of the Shareholders Meeting of Banco Itaú that will approve the merger of the shares of the Company, directly or indirectly, held by Banco Itaú. Therefore, under the terms of the Protocol and Justification, it was approved that 28,337,832 (twenty eight million, three hundred and thirty seven thousand, eight hundred and thirty two) common shares and 1,041,082,702 (one billion, forty one million, eighty two thousand, seven hundred and two) preferred shares shall be merged into Banco Itaú.

2.3.1 Considering that the present merger of shares is part of a broad corporate reorganization, that will ultimately result in the exchange of shares of Banco Itaú for shares of Banco Itaú Holding Financeira S.A (“Banco Itaú Holding Financeira”), the securities issued by the Company shall continue to be traded in Bovespa under its current stock tickers (UBHD3, UBHD6 e UBBR11) and in the New York Stock Exchange under the form of GDS(UBB) until a date to be further announced, when such stock tickers will be replaced by stock tickers of the securities issued by Banco Itaú Holding Financeira (which are currently negotiated under the tickers ITAU3, ITAU4 and ITU).

2.4 The shares of the Company that are currently subject to restrictions on transfers, as registered before the book-entry system of the Company, in its quality of manager institution of the book-entry system, shall be exchanged for new shares subject to the same kind of restriction on transfers, during the original term of such restrictions, under the terms of the agreements that provide the grounds of such restrictions.

2.5 Under the provisions of paragraph 1st of the article 137 of the Rule 6.404/76, the shareholders that, on October 31, 2008, held common (UBHD3) or preferred shares (UBHD6) issued by the Company that were not deposit under the form of Units (UBBR11), will have their withdraw rights.

2.5.1 The value of the reimbursement to the dissident shareholders, under the terms of article 45, paragraph 1st, of the Rule 6404/76, whist is the equivalent in Reais to the book value of the respective shares on December 31, 2007, is R$ 4.290332 per share.

2.6 The management bodies of the Company, represented under the provisions of its by-laws, are hereby authorized to perform all the acts and to execute all the documents that are necessary for the effectiveness and completion of the resolutions taken hereby, including to subscribe, on behalf of the shareholders of the Company, the shares to be issued by Banco Itaú as a result of the Merger of Shares.

2.7. It was expressed, for the record, the vote of gratitude made the shareholder Bahema S.A. and Bahema Participações S.A. especially to its representative in the Board of Directors of the Company, Mr. Guilherme Affonso Ferreira, who was the great encourager of the Company and one of the idealists of its creation.

DOCUMENTS FILED IN COMPANY’S HEAD OFFICES: The proposals of the Board of Directors dated as of November 12, 2008, the Protocol and Justification of Merger of Shares and the reports prepared by Hirashima & Associados Consultoria em Transações e Reorganizações Societárias Ltda. and by Trevisan Auditores e Consultores Ltda. were filled in the Company’s head offices and certified by the presiding officer.

BOARD OF AUDITORS: There was no consideration by the Board of Auditors since it is not currently on duty.

São Paulo, November 28, 2008.

(aa) Israel Vainboim - Chairman
Claudia Politanski - Secretary

ATTENDING SHAREHOLDERS: for E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A - Mauro Agonilha; for BAHEMA PARTICIPAÇÕES S.A. – Guilherme Affonso Ferreira and Silvia Maria Affonso Ferreira de Almeida Prado – Officers; for BAHEMA S.A.- Guilherme Affonso Ferreira and Silvia Maria Affonso Ferreira de Almeida Prado – Officers; GUILHERME AFONSO FERREIRA; MAURO AGONILHA; ISRAEL VAINBOIM; GERALDO TRAVAGLIA FILHO; CLAUDIA POLITANSKI; JOSÉ LUCAS FERREIRA DE MELO; SÉRGIO FONSECA LIMA and REGINA LONGO SANCHEZ.

This minute is an exact copy of the original transcribed in the book of the minutes of the shareholders’ meeting, being executed by shareholders representing the majority of the voting capital of the Company.

São Paulo, November 28, 2008.

____________________________________________________________	____________________________________________________________
Israel Vainboim	Claudia Politanski
Chairman	Secretary

ANNEX I

UNIBANCO HOLDINGS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO HOLDINGS S.A., hereinafter referred to as HOLDINGS, shall be governed by these corporate by-laws and by the applicable legal provisions.

Article 2: HOLDINGS is incorporated for the purpose of holding share participation in other companies.

Article 3: HOLDINGS has its head offices and legal venue in the City of São Paulo, State of São Paulo.

Article 4: HOLDINGS shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 5: - The capital stock is R$6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eight five thousand, six hundred and eighty one Reais and four cents) divided into 1,594,818,606 (one billion, five hundred and ninety four million, eight hundred and eighteen thousand, six hundred and six) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand, nine hundred and four) are common shares and 1,041,082,702 (one billion, forty one million, eighty two thousand, seven hundred and two) are preferred shares.

First Paragraph: - HOLDINGS is authorized to increase, regardless the reform of these By-laws, the corporate capital up to the limit of 2,777,612,583 (two billion, seven hundred and seventy seven million, six hundred and twelve thousand, five hundred and eighty three), of which 932,241,542 (nine hundred and thirty two million, two hundred and forty one thousand, five hundred and forty two) are common shares and 1,845,371,041 (one billion, eight hundred and forty five million, three hundred and seventy one thousand and forty one) are preferred shares, provided that each increase may be resolved without keeping the proportion among the types and classes of the existing shares.

Second Paragraph: It shall be incumbent upon the Board of Directors, within the limits of the authorized capital, to decide on the issuance of new shares and to set forth the conditions said shares shall be subject to.

Third Paragraph: HOLDINGS may issue subscription warrants (“bônus de subscrição”) within the limits of the authorized capital and upon decision of the Board of Directors, but it shall not issue founder shares (“partes beneficiárias”).

Fourth Paragraph: The issuance of shares or the issuance of subscription warrants for stock exchange trading, for public subscription or for exchange for shares in a public offer for control acquisition, may be carried out with a reduction of the deadline for exercising preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant the shareholders priority in the subscription of shares of one or more kinds or classes.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, HOLDINGS may grant the option to purchase shares to its own officers or employees or to individuals rendering services to the company, as well as to people who perform these activities at UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.;

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred percent) of the net profits of the fiscal year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of twenty (20) shares; or (ii) semi-annual priority dividends of 1.5% of the equity value of the share, resulting in a annual priority dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item “a” (i) above, shall be settled in accordance with the new number of shares of this class;

c. - priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

d. - participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item “a” be guaranteed to common shares.

Seventh Paragraph: Preferred shares with no voting rights or subject to restrictions regarding such rights shall observe the limit of 2/3 (two thirds) of the total number of shares issued.

Eighth Paragraph: HOLDINGS shall be allowed to maintain all its shares, or one or more classes of shares, in deposit accounts, on behalf of their holders, in an authorized Financial Institution it may appoint, upon the submission and cancellation of outstanding certificates, due consideration having been given to the rules in force at the time. In this case, HOLDINGS is allowed to charge shareholders for the cost of services, subject to the limits established by the Securities and Exchange Commission.

Ninth Paragraph: HOLDINGS may, upon notice to the Stock Exchanges where its shares are traded and publication of notices, suspend the transfer of shares for periods of no longer than fifteen (15) days each; furthermore, the sum of said periods shall not exceed ninety (90) days per year.

Article 6: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a publicly-held company, with head offices and legal venue in the City of São Paulo, State of São Paulo, enrolled with the Brazilian Registry of Legal Entities (CNPJ) under No. 33.700.394/0001 -40, hereby referred to as “UNIBANCO” may, pursuant to these by-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) HOLDINGS; and

b) UNIBANCO.

First Paragraph: - For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.

Second Paragraph: Only shares which as are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for the conversion into UNITS.

Article 7: The shareholders of UNIBANCO may, pursuant to Articles 8, 9, 10 and 11 of these by-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 8: From the issue date of the UNITS, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 9: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder, and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO´s registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply holders of UNITS with a statement of their UNITS account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of UNITS (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement declaring that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS account or upon an order in writing from said holder, the name and identification of the holder of the UNITS account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holder of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of transfer of said shares to the shares deposit accounts maintained by UNIBANCO in the holders name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of UNITS for a specified period of time, subject to the following circumstances:

I - an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO´s shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed ninety (90) days;

II – the beginning of a public offering for the primary or secondary distribution of UNITS, either in the national market, or in the international market, provided that in these case the suspension period shall not exceed thirty (30) days.

h) UNITS subject to burdens, liens, or encumbrances as per item “b” of this Article, may not be the object of a cancellation request;

i) once UNITS have been cancelled, the holder of the shares they represent may freely dispose of said shares, and the restrictions mentioned in item “c” of Article 8 shall cease to apply.

Article 10: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption value or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption value or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the shares represented by the UNITS;

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III In capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1) if HOLDINGS and UNIBANCO simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 6, unless such shareholder provides instruction to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the creation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2) if only one of the companies increase its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued.

Article 11: - Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of preferred shares, to be paid up upon the delivery of the preferred or common UNIBANCO shares, with due regard to the provisions of First Paragraph of this Article.

First Paragraph: - In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested part, in addition to the preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to form UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.

Second Paragraph: The subscription price of the shares issued by HOLDINGS for the purpose of complying with requests for conversion shall be equivalent to the book value of the shares issued by UNIBANCO.

CHAPTER III

General Shareholders Meeting

Article 12: The General Shareholders Meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph: A shareholder may be represented at a General Shareholder Meeting by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with HOLDINGS may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meeting, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Directors or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders’ Meetings.

Second Paragraph: In order to be binding upon HOLDINGS, shareholders’ agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of HOLDINGS must be previously filed at HOLDINGS head office, in accordance with the applicable rules established by the Board of Directors. HOLDINGS may request the shareholders clarifications in order to properly fulfill their obligations.

Third Paragraph: It is incumbent upon the Chairman of the General Shareholders' Meeting, upon a request submitted by interested shareholders, to declare the nullity of a vote given against an express provision of a shareholders' agreement filed at HOLDINGS' head office, whenever said vote establishes this penalty in relation to non-compliance of commitments undertaken or to ensure the specific execution of said commitments.

CHAPTER IV

Management

Article 14: HOLDINGS shall be managed by the following bodies:

a) a Board of Directors;

b) a Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall be composed of a minimum of three (3) and a maximum of eleven (11) Directors, shareholders of HOLDINGS, elected by the General Shareholders Meeting, with a one (1) year term of office.

Sole Paragraph: The Board of Directors shall have a Chairman and a Vice-Chairman, chosen by the Board in the form set forth in the Second Paragraph of Article 18.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for HOLDINGS and its subsidiaries;

b) call Shareholders’ Meetings;

c) submit to the General Shareholders Meetings proposals for:

I capital increase or reduction;

II mergers, amalgamations or spin-offs;

III amendment to the by-laws;

d) decide upon the following matters:

I partnerships or jointventures involving HOLDINGS, including participation in shareholders' agreements;

II acquisition, disposal, increase or reduction in controlled or affiliated companies, as well as their merger, amalgamation or spin-off;

III acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV to examine semiannual balance sheets and decide upon the distribution and investment of profits, in compliance with the provisions of Article 35;

V to decide upon the annual report to the shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders’ Meeting;

e) determine the remuneration of each of the members of the Board of Directors and of the Board of Officers, up to the global amount approved by the Shareholders’ Meeting;

f) appoint substitutes for the members of the Board of Directors and for any of the members of the Board of Officers in the cases provided for herein;

g) authorize, whenever deemed necessary, the representation of HOLDINGS by a sole member of the Board of Officers or by an attorney, provided that the respective power of attorney indicates the acts that shall be practiced;

h) to elect and remove from office the members of the Board of Officers as well as to determine their duties;

i) supervise the actions of the Board of Officers; to examine, at any time, HOLDINGS’ books and documents; to request information on contracts entered into or about to be entered into with HOLDINGS, as well as any other acts;

j) supervise and provide guidance to the Board of Officers;

l) appoint and dismiss independent auditors;

m) decide upon the purchase of shares issued by HOLDINGS;

n) bring under its authority specific matters of interest to HOLDINGS and decide upon the cases not provided for herein;

o) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors;

b) appoint, in the cases provided for by these by-laws, a substitute for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders’ Meetings, with authority to appoint any member of the Board of Directors or of the Board of Officers to do so in his stead;

d) provide guidance to the Corporate President regarding the rights of partner as provided for in Fifth Paragraph of Article 26.

Sole Paragraph: It is incumbent on the Vice-Chairman of the Board of Director to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily once every six months and, extraordinarily, whenever corporate interests so require.

First Paragraph: The Board of Directors’ meetings may be called by the Chairman or by the Vice-Chairman, severally, or by any two members of said Board jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by majority of votes with the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: Shall be considered present on the meetings of the Board of Directors the Director that (i) participates through tele or video conference or any other vehicle that allows the other members to hear and/or see him, or (ii) previously sent its written vote.

Fourth Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of the Board of Directors’ Meetings.

Article 19: Except in the cases where the law calls for a special procedure, the replacement of the members of the Board of Directors shall be carried out as follows:

a) in the cases of temporary replacement:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

b) in the case of replacement due to a vacancy:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

III – all other Board members shall be replaced by a substitute appointed by the Board of Directors;

c) If a majority or all positions on the Board of Directors become vacant, a Shareholders’ Meeting shall be called to hold a new election;

Sole Paragraph: The person replaced as per item “b”, sub-section III of this Article shall remain in office until the next Shareholders’ Meeting, which shall fill the vacant position for the remainder of the term of office of the replaced Board of Directors member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a minimum of three (3) and a maximum of five (5) members, residents in Brazil, shareholders or not, elected by the Board of Directors, with a one (1) year term of office, reelection being permitted, composed by:

a) One (1) Corporate President;

b) From two (2) up to four (4) Officers.

Article 21: It is incumbent upon the Board of Officers the management and administration of the company's busines, The Board of Officers they may carry out all transactions and perform all acts related to HOLDINGS’ objectives, and their responsibilities are:

a) to cause semiannual balance sheets to be prepared and to propose their approval by the Board of Directors together with a proposal for the distribution and utilization of profits, subject to the provisions of Article 34;

b) to submit to the approval of the Board of Directors the Annual Report to Shareholders and the Financial Statements of each fiscal year, so that they may then be presented to the Shareholders’ Meeting;

c) to comply with and ensure compliance with the deliberations of the Shareholders Meeting, of the Board of Directors and of these by-laws;

Article 22: It is incumbent upon HOLDINGS’ Corporate President to:

I - call and chair the meetings of the Board of Officers;

II - provide guidance to the management and operation of the company's businesses, supervising the work of the Board of Officers;

III - coordinate the actions of the Officers;

IV - appoint the substitutes of the Officers in those cases provided for in these by-laws.

Article 23: It is incumbent on the Board of Officers to manage and to direct the company's business according to the duties specifically assigned to them by the Board of Directors.

Article 24: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement, the substitute of the HOLDINGS Corporate President shall be appointed by the Board of Directors;

b) in the cases of replacement due to a vacancy in relation to any of the members of the Board of Officers, the substitute shall be elected by the Board of Directors.

Article 25: The Board of Officers shall meet whenever called to do so by the HOLDINGS Corporate President.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes with the presence of at least half of its elected members. The Corporate President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be drawn up in the appropriate Book of Minutes of the Board of Officers’ Meetings.

Article 26: The active and passive representation of HOLDINGS shall be exercised by the members of the Board of Officers.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers:

a) acts resulting in encumbrance or disposal of real property or of goods and chattels, the provision of collateral or “fide jussio” guarantees, settlement or waiver of rights, the assumption of obligations, and the execution of agreements, as well as those acts that create responsibilities for HOLDINGS or release third parties from liabilities in relation to it;

b) the appointment of proxies, due consideration being given to the provisions of item “g” of Article 16.

Second Paragraph: HOLDINGS may be represented severally by any of the members of the Board of Officers or by proxies with specific powers in acts related to:

a) receipt of initial summonses or rendering of personal depositions in court;

b) receipt of legal notices and rendering of statements out of court.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by (i) any member of the Board of Executive Officers jointly with an attorney-in-fact, (ii) jointly by two attorneys-in-fact, or even (iii) by a sole attorney-in-fact or an Officer, provided that it is previously, specifically and expressly authorized by the Board of Directors. In every case, the power of attorney must specify in the respective instrument the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: The Board of Officers shall constitute attorneys to solely represent the Company in the following events:

a) powers of attorney with “ad judicia” clause for an undetermined term, including the acts of waiving, renouncing, settlements, receiving and acquittal; and

b) when the Grantee is a Corporation.

Fifth Paragraph: HOLDINGS shall be represented in the General Shareholders' Meetings, Partners Meetings and in the statutory bodies of the corporate entities in which it holds a stake or is a partner by the Corporate President, who may appoint any of the HOLDINGS Officers or a proxy to do so in his stead, to act jointly in pairs or severally, as provided for in the respective proxy letter.

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Officers

Article 27: The Shareholders’ Meeting and the Board of Directors may abstain from electing Directors and members of the Board of Officers, whenever the minimum limits established herein have been fulfilled.

Article 28: Holding an office on the Board of Directors and on the Board of Officers shall not require the pledging of a bond.

Article 29: The members of the Board of Directors and of the Board of Officers shall be vested in their offices upon signing an instrument of investiture drawn up in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers.

Article 30: The members of the Board of Directors and of the Board of Officers shall remain in office after the end of their terms until their substitutes take office.

Article 31: The General Shareholders' Meeting shall determine the remuneration of the Board of Directors and of the Board of Officers.

CHAPTER V

The Audit Board

Article 32: HOLDINGS shall have an Audit Board made up of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in the law.

First Paragraph: The Audit Board shall only function in those fiscal years in which the shareholders request the installation of said committee, due consideration being given to legal provisions.

Second Paragraph: The Shareholders’ Meeting at which the installation of the Audit Board is requested shall elect its members and determine their remuneration.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders’ Meeting following their investiture.

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

First Paragraph: From the results of the fiscal year, five percent (5%) shall mandatory be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Second Paragraph: Besides, in the terms of Article 195 of Law 6,404, of Dec. 15, 1976, portion of the profits may be allocated to the constitution of the Contingency Reserve, provided such allocation is rationale.

Article 35: The remaining profit after the constitution of the reserves established on Article 34 will be assigned as follows:

a) dividend distribution, in each fiscal year, of one hundred percent (100%) of the portion of the remaining net profit that has been effected in cash, being such amount portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company; and

b) the remaining balance of the net profit, after distribution of the mandatory dividends mentioned on item “a”, shall be transferred to a statutory reserve named Equalization of Equity Reserve “Reserva de Equalização de Participações”, up to the limit of the corporate capital, which will have the purpose to assure the equalization of HOLDINGS’ profits with the incomes coming from the investments on its controlled company UNIBANCO and which funds shall be designated for (i) distribution of complementary dividends whenever UNIBANCO pays dividends to its reserves and retained profits accounts or (ii) increase of Company’s corporate capital as regulated by paragraph first below, whenever Unibanco capitalizes profits or reserves.

First Paragraph: In the event of profits or reserves capitalization by UNIBANCO, HOLDINGS shall revert equal portion of the Equalization of Equity Reserve and shall immediately capitalize this amount. In any event of profit or reserves capitalization by UNIBANCO, by means of issuance of shares, HOLDINGS shall also issue to its shareholders new shares due to the capitalization of the reverted portion of such reserve.

Second Paragraph: In compliance with paragraph first above, whenever there is any call notice for Extraordinary Shareholders Meeting of UNIBANCO to decide upon the capitalization of profits and reserves, the Board of Director of HOLDINGS shall call notice Extraordinary Shareholders Meeting, to be held (if possible) on the same day, in order to decide upon capitalization of reverted portion of the Equalization of Equity Reserve, by means or not of issuance of new shares, depending on there have being or not issuance of shares by UNIBANCO.

Article 36: In order to calculate the amount of dividends distributed, in the terms of items “a” and “b” of Article 35, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Transitory Provision

Article 36-A: Regarding the amounts registered on Reserves for Unrealized Profits on December 31st, 2005, HOLDINGS shall revert to retained profits account portion corresponding to profits or reserves already capitalized by UNIBANCO and at the first opportunity shall proceed the capitalization of the reverted amounts by means of issuance of shares or not, as occurred or not issuance of shares by UNIBANCO.

Sole Paragraph – HOLDINGS shall proceed in the form established on Article 35 (if applicable), whenever Unibanco (i) distributes dividends on the account of its reserves and retained profits accounts or (ii) capitalizes profits or reserves that are reflected on the amounts registered on Reserves for Unrealized Profits on December 31st, 2005.

Article 37: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.

CHAPTER VII

Liquidation

Article 38: HOLDINGS shall enter into liquidation in the cases determined by law or by decision of the Shareholders’ Meeting, which shall establish the form of liquidation and shall elect the liquidators and the Audit Board, if the installation thereof has been requested, to operate during the liquidation period.

CHAPTER VIII

General Provisions

Article 39: Shareholders failing to pay up installments on shares subscribed, as per the conditions set out in the subscription bulletin or, should said bulletin omit this information, when called upon to do so by the Board of Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of one percent (1%) per month in addition to monetary correction calculated in accordance with the indices established by the Board of Directors, without prejudice to the utilization by HOLDINGS of all legal remedies available for it to recover its credit.

Article 40: The reimbursement value of shares, in the cases that it is ensured by law, shall be equal to the equity value of shares, calculated on the basis of the balance sheet drawn up in accordance with the form set forth by law.

CHAPTER IX

Transitory Provisions

Article 41: HOLDINGS shall keep in its accounting records, as a Special Reserve for Dividends, the amount of R$36,603,225.60 (thirty-six million, six hundred and three thousand, two hundred and twenty-five reais and sixty cents), which on December 31, 1996 corresponded to 44,169,452.8780 (forty-four million, one hundred and sixty-nine thousand, four hundred and fifty-two and eight hundred and seventy-eight thousandths) UFIRs (Fiscal Reference Units), said quantity being made up of the profits ascertained in HOLDINGS' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994.

Sole Paragraph: The Special Reserve for Dividends referred to in this Article shall be reduced by the dividends distributed by the company from the account of said Reserve or by virtue of their capitalization.

ANNEX II

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES OF

UNIBANCO HOLDINGS S.A.

BY

BANCO ITAÚ S.A.

This Protocol and Justification of Merger of shares is entered into between:

1. as the management body of BANCO ITAÚ S.A (“ITAÚ”), financial institution, enrolled with the Corporate Taxpayers Enrollment (CNPJ ) N. 60.701.190/0001 -04, with its head offices located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, in the city of São Paulo, State of São Paulo, its Board of Officers, hereby represented by its officers signed below; and

2. as the management body of UNIBANCO HOLDINGS S.A. (“UNIBANCO HOLDINGS”), a company enrolled with the Corporate Taxpayers Enrollment (CNPJ) N. 00.022.034/0001 -87, with its head offices located at Av. Eusébio Matoso, 891, 22th floor, city of São Paulo, State of São Paulo, its Board of Directors, hereby represented by its officers signed below.

UNIBANCO HOLDINGS and ITAÚ jointly hereinafter referred as “Companies”.

Whereas:

1. E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. (“E. JOHNSTON”) is currently the controlling shareholder of UNIBANCO HOLDINGS, which in its turn is the controlling shareholder of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”);

2. BANCO ITAÚ HOLDING FINANCEIRA S.A. (“BIHF”) is the controlling shareholder of ITAÚ;

3. As per the Joint Venture Agreement entered into on November 03,.2008 (“Joint Venture Agreement”), the Companies understand highly strategic and important to its objectives of expansion and deeper national banking market penetration to unify efforts and resources to the formation of a Brazilian financial institution with international activities and strong leadership in the Brazilian banking system and with a relevant foreign position on the international financial and capital markets, which will result in an increase of management and operational efficiency.

4. In this sense, the economic groups desire to unify ITAÚ and UNIBANCO in a single conglomerate. In order to do so, the Parties agree that the best structure implies that (i) the totality of the shares issued by UNIBANCO shall be held, directly or indirectly, by ITAÚ, which is the largest operational company of the new conglomerate to be created and is the company that will achieve the highest synergy with the operational structures of UNIBANCO and (ii) BIHF shall be the only publicly held company of the new financial conglomerate whose shares will be traded, which will guarantee a higher liquidity and transparency on the trading of the shares of the conglomerate in all markets.

5. In order to implement the final structure described above, it is understood to be more convenient that the shares of E. JOHNSTON of UNIBANCO HOLDINGS and of UNIBANCO are merged into ITAÚ;

6. Furthermore, according to the terms agreed between the parties, before the referred mergers, Itaú shall merger the shares of Itaú Export S/A (“Export”);

7. In this sense, on this date it was also executed the Protocol and Justification of Merger (“Protocolo e Justificação de Incorporação de Ações”) of the shares of E. JOHNSTON by ITAÚ. Therefore, before the merger of the shares of UNIBANCO HOLDINGS, the shareholders of ITAÚ shall deliberate about the merger of the totality of the shares of E. JOHNSTON;

8. According to the Extraordinary General Meeting of the Shareholders of UNIBANCO HOLDING, held on July 06, 2008, its shareholders approved an increase of the stock capital through the capitalization of the reserves, which should made with the issue of the new shares. However, considering that (i) such shares were not issued yet; and (ii) the UNIBANCO HOLDINGS’ Board of Directors approved, on a meeting held on the present date, to propose the re-ratification of such resolution in order to effect such capitalization without the issuance of new shares, it is note that the capital stock of UNIBANCO HOLDINGS, when considered the capitalization of corporate reserves was made without issuing shares, would be R$ 6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eighty-five thousand, six hundred eighty-one reais and four cents), divided into 1,643,587,687 (one billion, six hundred and forty three million, five hundred and eighty seven thousand and six hundred and eighty seven) registered shares, without par value, being 553,735,904 (five hundred and fifty-three million, seven hundred and thirty-five thousand and nine hundred and four) common shares and 1,089,851,783 (one billion, eighty-nine million, eight hundred fifty-one thousand and seven hundred and eighty-three) preferred shares;

9. ITAÚ is a joint-stock company with a capital stock as R$10,202,000,000.00 (ten billion, two hundred and two million reais), divided into 2,953,439,742 (two billion, nine hundred fifty three million, four hundred thirty-nine thousand and seven hundred and forty two) registered shares, without par value, being 1,553,418,582 (one billion, five hundred fifty-three million, four hundred eighteen thousand and five hundred and eighty-two) common shares and on 1,400,021,160 (one billion, four hundred million, twenty-one thousand and one hundred sixty) preferred shares;

Propose to merger the shares of UNIBANCO HOLDING by ITAÚ, according to the following provisions and conditions:

1. REASONS

1.1. As per the Joint Venture Agreement, the management of the Companies and the controlling shareholders of both groups have decided to unify the activities of ITAÚ and of UNIBANCO and, after preliminary studies about the convenience of the merger of UNIBANCO HOLDINGS’ shares into ITAÚ (“the Merger”), have concluded, based on the reasons mentioned on the “Whereas” above, that such Merge shall observe the structure designed for the whole transaction, as described below:

2. STRUCTURE OF THE MERGER OF UNIBANCO HOLDINGS’ SHARES BY ITAÚ

2.1. In order to define the best structure for the merger of shares of UNIBANCO HOLDINGS by ITAÚ, the parties considered the following facts:

     (i) 525,398,072 (five hundred twenty five million, three hundred ninety-eight thousand and seventy two) common shares issued by UNIBANCO HOLDINGS are held by E. JOHNSTON;

     (ii) at the moment of the merger of the shares of UNIBANCO HOLDINGS, ITAÚ was already, as a result of the previous mergers of the shares of E. JOHNSTON mentioned on item 7 of the “Whereas Section” of this Protocol and Justification, the indirect holder of such 525,398,072 (five hundred twenty five million, three hundred ninety-eight thousand and seventy two) common shares issued by UNIBANCO HOLDINGS;

     (iii) if shares of UNIBANCO HOLDINGS held by E. JONHSTON, were merged into ITAÚ, it would need to deliver its own issued shares to E. JONHSTON, creating, therefore, a major reciprocal interest among such companies;

     (iv) such reciprocal interest is not desirable, and thus, it would be more coherent that only the shares issued by UNIBANCO HOLDINGS that are not already held indirectly by ITAÚ are merged into ITAÚ; and

     (v) UNIBANCO HOLDINGS holds 48,769,081 (forty-eight billion, seven hundred and sixty-nine thousand and eighty-one) own issued preferred shares held in treasury, which should be cancelled in a moment immediately before the Merger.

2.2. Therefore, it should be merged, into ITAÚ 28,337,832 (twenty eighty million, three hundred and thirty-seven thousand and eight hundred and thirty-two), common shares and 1.041.082.702 (one billion, forty-one million, eighty-two thousand and seven hundred and two) preferred shares issued by UNIBANCO HOLDINGS.

3. VALUATION CRITERIA

3.1. Whereas (i) the asset held by E. JOHNSTON are composed almost exclusively by the shares issued by UNIBANCO HOLDINGS and (ii) the asset held by UNIBANCO HOLDINGS are composed almost exclusively by the shares issued by UNIBANCO, it can be concluded that the value of the equity of E. JONHSTON, of UNIBANCO HOLDINGS and of UNIBANCO, all summed and disregarding the effects of the double-counting of such assets, is equivalent to the value of the net worth of UNIBANCO.

3.2. Thus, provided that the merger of the shares of E. JOHNSTON, of UNIBANCO HOLDINGS and of UNIBANCO will result on in an increase of the net worth of ITAÚ equivalent to the value of UNIBANCO, and that consequently the value of the shares of the three companies to be merged by Itaú is equivalent to the value of UNIBANCO, all the three mergers of shares shall be executed on the basis of the value of UNIBANCO.

3.3. It was requested to the specialized company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. (“Hirashima”) that a valuation of the economic value of UNIBANCO be prepared, with record date of September 30th, 2008 (“Record Date of the Merger”).

3.4. The date of the Merger will be November 28th, 2008, and the Merger will become effective with the execution of (i) the Extraordinary Shareholders Meeting of UNIBANCO HOLDINGS, on which the shareholders shall decide on the merger of the shares and this Protocol and Justification, and (ii) Extraordinary Shareholders Meeting of ITAÚ, the shareholders shall decide the merger of the shares into ITAÚ, this Protocol and Justification, the appointment of Hirashima, the valuation report prepared by Hirashima and the increase on the capital stock of ITAÚ, as result of the merger, as provided on item 5 below.

4. EXCHANGE RATE OF THE SHARES

4.1. For (i) each 1,1797 common share issued by UNIBANCO HOLDINGS to be merged into ITAÚ, there shall be ascribed 1 common share issued by ITAÚ and (ii) each 3,4782 preferred share issued by UNIBANCO HOLDINGS to be merged into ITAÚ, there shall be ascribed 1 preferred shares issued by ITAÚ.

4.2. Such exchange rate of the shares was established within the scope of the corporate reorganization agreed between the management and the controlling shareholders of the groups, according to the Joint Venture Agreement.

4.2.1. The exchange rate of the preferred shares, under the provisions agreed within the corporate reorganization of the groups, was established based on the average market quoted value of the Units (Shares certificates representing, each one, one preferred share of UNIBANCO and one preferred share of UNIBANCO HOLDINGS) and of the preferred shares of BIHF, on the last 45 sessions of the Bovespa. Both the Units and preferred shares of BIHF are listed on the IBX – 50 and on the Ibovespa and are traded on the New York Stock Exchange (“NYSE”). The values of the exchange rate of the preferred shares which were calculated by the parties, in accordance with such criteria, were validated by Trevisan Auditores e Consultores Ltda.

5. INCREASE ON THE SHARE CAPITAL OF ITAÚ

5.1. The merger of the shares of EXPORT, of E. JOHNSTON, of UNIBANCO HOLDINGS and of UNIBANCO into ITAÚ, will, jointly, result in an increase on the capital stock of ITAÚ equal to R$ 29,973,000,000.00 (twenty-nine billion, nine hundred and seventy-three million reais), being issued 1,141,988,071 (one billion, one hundred and forty one million, nine hundred eighty-eight thousand and seventy one) shares issuing price of R$ 29,973,533,158.18 (twenty nine billion, nine hundred seventy-three million, five hundred and thirty-three thousand, one hundred and fifty-eight reais and eighteen cents) being noted that the difference between the issuing price of the shares and the capital increase will be registered into the corporate reserves.

5.2. As result of the merger of the shares of UNIBANCO HOLDINGS and based on the exchange rate of the shares established above, 24,021,218 (twenty-four million, twenty-one thousand and two hundred and eighteen) common shares and 299,316,514 (two hundred ninety-nine million, three hundred sixteen thousand and five hundred and fourteen) preferred shares will be issued by ITAÚ, which will be ascribed then to the shareholders of UNIBANCO HOLDINGS.

5.3. The equity changes may occur between the Record Date Merger and the Date of the Merger will be assumed by ITAÚ.

6. DATE FOR THE EXCHANGE OF THE STOCK TICKERS

6.1. The securities issued by UNIBANCO HOLDINGS will continue to be traded normally in Bovespa under its current stock tickers (UBHD3, UBHD6 and UBBR11) and in the New York Stock Exchange under the form of GDSs (UBB) until the date to be further announced by the Companies.

7. STATUTORY CHANGES ON ITAÚ

7.1. Provided that ITAÚ already performs the activities described on the corporate purpose of UNIBANCO HOLDINGS, the only statutory change needed on ITAÚ by reason of the Merger will be on its capital stock. Nevertheless, as the merger is a part of a process of corporate restructuration, on which the shares of EXPORT, of E. JONHSTON, of UNIBANCO HOLDINGS and of UNIBANCO will be merged into ITAÚ, and that these four mergers will occur on the same date and on such chronological order, and that all of the mentioned mergers will result in a change of the wording of Art. 3rd of the By – Laws of ITAÚ, the final wording of the By – Laws of ITAÚ will be determined on the Protocol and Justification of Merger of the shares of UNIBANCO into ITAÚ, to be executed by its respective controlling shareholders on this date.

8. OTHER PROVISIONS

8.1. Fractional shares will be sold on the stock exchange and the proceeds will be proportionately divided among the holders of the fractions.

8.2. UNIBANCO HOLDINGS does not hold direct equity interest on ITAÚ. However, as some of its subsidiaries hold shares issued by BIHF and by ITAUSA – INVESTIMENTOS ITAÚ S.A., which are controlling shareholders of ITAÚ, this will cause reciprocal indirect interest when ITAÚ become the controlling shareholder of UNIBANCO HOLDINGS. Therefore, the parties decide that such shares shall be keep in treasury for sale or cancelation, and considering for the limit referred on the Art. 3rd of the Regulation of CVM nº 10/80.

8.3. Pursuant to 1st paragraph of the article 137, of the Law N. 6404/76, the shareholders that, on October 31st, 2008, were the owners of (i) common shares or (ii) preferred shares issued by UNIBANCO HOLDINGS that were not deposited under the form of Units, will have its withdraw right assurance. The value of the reimbursement to dissident shareholders, under the terms of article 45, 1st paragraph, of the Law N. 6404/76, equivalent in Reais to the book value of the respective shares on the date of December, 31st, 2007, is R$ 4,290332 per share.

8.4. The shares issued by UNIBANCO HOLDINGS that are subject to restrictions on transfers registered before the register of shares held by UNIBANCO, institution that render services of book-entry shares to UNIBANCO HOLDINGS, will be exchanged by new shares issued by ITAÚ submitted to the same restriction on transfers, during the original term of such restrictions, under the terms of the agreements that provide the grounds of such restrictions.

8.5. This instrument is executed in an irrevocable and irreversible basis, binding the parties signed hereto and its successors.

In witness whereof, the parties hereto duly execute this Protocol of Merger and Justification on 6 copies of equal form, on the presence of the witness signed below.

São Paulo, November 12, 2008.

____________________________________________________
Board of Officers of Banco Itaú S.A.

____________________________________________________
Board of Directors of Unibanco Holdings S.A.

WITNESS:

1a.____________________________ 2a.____________________________

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 28, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.